UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended        December 31, 2001
                         -------------------------------------------------------


                      VISIONICS CORPORATION RETIREMENT PLAN
                      -------------------------------------
                            (Exact name of the plan)


                              Visionics Corporation
                              ---------------------
                                (Name of issuer.)


    5600 Rowland Road, Minnetonka, Minnesota                      55343
--------------------------------------------------------------------------------
    (Address of principal executive offices)                    (Zip Code)

                               FINANCIAL STATEMENT
                           AND SUPPLEMENTAL SCHEDULES

                      VISIONICS CORPORATION RETIREMENT PLAN

                     YEARS ENDED DECEMBER 31, 2001 AND 2000



                                TABLE OF CONTENTS
                                                                            Page

Independent Auditors' Report                                                   3

Statements of Net Assets Available for Plan Benefits                           4

Statements of Changes in Net Assets Available for Plan Benefits                5

Notes to Financial Statements                                                  6

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                12

                          INDEPENDENT AUDITORS' REPORT

The Plan Trustees
Visionics Corporation Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of Visionics Corporation Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Visionics Corporation Retirement Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP
Minneapolis, Minnesota
May 3, 2002

                      VISIONICS CORPORATION RETIREMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 2001 AND 2000

                                                          2001            2000
                                                      ------------    ------------
Assets:
    Investments, at fair value:
       Visionics Corporation, common stock            $  3,572,103    $    792,017
       Mutual funds                                      2,417,079       1,813,022
       Money market accounts                                40,069          37,904
       Participant loans                                   144,429         115,075
                                                      ------------    ------------
                                                         6,173,680       2,758,018
                                                      ------------    ------------

    Receivables:
       Employer match receivable                           269,745         218,065
                                                      ------------    ------------
            Total receivables                              269,745         218,065
                                                      ------------    ------------

Total assets                                             6,443,425       2,976,083

    Liabilities                                                  0             898

                                                      ------------    ------------
            Net assets available for plan benefits    $  6,443,425    $  2,975,185
                                                      ============    ============

See accompanying notes to the financial statements.

                      VISIONICS CORPORATION RETIREMENT PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED December 31, 2001 AND 2000

                                                                   2001             2000
                                                               ------------     ------------
Additions to net assets:
    Investment income (loss):
       Net depreciation in fair value of mutual funds          $   (198,514)    $   (334,080)
       Net appreciation (depreciation) in fair value of
         common stock                                             3,569,138          (41,152)
       Interest and dividends                                           962            1,807
       Loan interest income                                          11,350            9,080
                                                               ------------     ------------
                                                                  3,382,936         (364,345)
                                                               ------------     ------------

    Contributions:
       Employer                                                     269,745          218,065
       Participants                                                 603,584          510,418
       Rollovers                                                     24,153           30,756
                                                               ------------     ------------
                                                                    897,482          759,239
                                                               ------------     ------------

Total additions                                                   4,280,418          394,894
                                                               ------------     ------------

Deductions from net assets:
    Benefits paid to participants                                   811,963          168,863
    Administrative expenses                                             215              361
                                                               ------------     ------------
       Total deductions from net assets:                            812,178          169,224
                                                               ------------     ------------

Net increase in net assets available for plan benefits            3,468,240          225,670

Net assets available for plan benefits at beginning of year       2,975,185        2,749,515
                                                               ------------     ------------

Net assets available for plan benefits at end of year          $  6,443,425     $  2,975,185
                                                               ============     ============

See accompanying notes to the financial statements.

                      Visionics Corporation Retirement Plan
                          Notes to Financial Statements
                           December 31, 2001 and 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PLAN INFORMATION AND BASIS OF PRESENTATION

The accompanying financial statements of Visionics Corporation Retirement Plan (the Plan) have been prepared on the accrual basis of accounting and are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). During 2001, the Plan changed its name from Digital Biometrics Inc. Retirement Plan to the Visionics Corporation Retirement Plan.

The Plan is a defined contribution plan incorporating the provisions of Section 401(k) of the Internal Revenue Code and covering substantially all employees of Visionics Corporation, formally known as Digital Biometrics, Inc. (Employer or Company). The Employer may make matching contributions equal to a discretionary percentage, to be determined by the Employer, of the Participant's salary reductions. Contributions by and on behalf of participants are invested in accordance with the participants' investment designations in one or more investment options. Plan participants have nine investment options in which they may choose to have their funds invested. Employees of the Company or its wholly owned subsidiary may elect to participate in the Plan upon becoming eligible, which is on the first day of the month after one entire month from their hire date. Employees may also be permitted to deposit distributions from other qualified plans into the Plan at the discretion of the Plan administrator. Participants should refer to the Plan Document for more complete information.

The Plan is administered by the Company, which also acts as trustee for the Plan. Tax Sheltered Compensation, Inc. (the Plan Administrator) provides third-party administration services, including recordkeeping, and RBC Dain Rauscher Investment Services provides brokerage services for the Plan.

ADMINISTRATIVE FEES

The Employer pays most of the Plan's administrative expenses. These expenses include, but are not limited to, legal, accounting and recordkeeping fees. However, loan fees are paid by participants.

INVESTMENTS

Investments are reported at fair value, using quoted market prices at December 31, 2001 and 2000. Shares of mutual funds are valued at the net asset value of shares held by the Plan at December 31, 2001 and 2000. Participant loans are reported at amounts owed by the participants, which approximates fair value.

The Company's common stock is traded on The Nasdaq National Market. The Plan's investment in the Company's common stock is stated at quoted market value. At December 31, 2001 and 2000, the quoted market value of the Company's common stock was $14.430 and $2.9838 per share, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

INCOME TAXES

The Internal Revenue Service has issued a determination letter that the Plan is qualified, and the trust established under the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. An updated determination letter has not been requested; however, the Plan Administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of December 31, 2001 and 2000. Future qualification of the Plan will depend on continuing operation in compliance with the Internal Revenue Code.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. CONTRIBUTIONS

Each participant can contribute 1% to 20% of compensation, in whole percentages, on a pretax basis to the Plan up to an annual maximum determined by the Internal Revenue Code, by means of regular payroll deductions. Participants may change their contribution percentages monthly during the Plan year. In addition, they may elect to stop making contributions entirely at any time. During 2001 and 2000, the Company matched participant pretax contributions on a 50% basis up to 5.0% of compensation, as defined by the Plan Agreement. Matching contributions made by the Company are paid in common stock of Visionics Corporation and are immediately available for transfer to the other fund options of the Plan subject to the Company's insider trading policy limitations.

Participants are immediately vested in their pretax contributions and Employer matching contributions plus actual earnings thereon.

3. PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's and the employer's contributions and an allocation of the Plan's earnings. Allocations are based on the balance of each investment type in the participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants can choose to invest their contributions in common stock Visionics Corporation, Great Hall Money Market Fund and various mutual funds including Oppenheimer Main Street Growth & Income Fund, Oppenheimer Global Fund, Oppenheimer Quest Opportunity Value Fund, Fidelity Advisor Growth Opportunities Fund, Seligman Communications & Information Fund, MFS Emerging Growth Fund and Alliance Bond Fund. Participants can allocate their investment among the common stock of Visionics Corporation, subject to the Company's insider trading policy, or any of the funds at their discretion. Investment options are selected by the trustees of the Plan.

DESCRIPTIONS OF INVESTMENT OPTIONS

Visionics Corporation common stock is the common stock of the Company, which is in the business of providing worldwide identification technologies and systems. Visionics Corporation common stock is traded on the Nasdaq stock exchange under the symbol VSNX.

The Oppenheimer Main Street Growth & Income Fund is an Oppenheimer mutual fund that seeks high total return from equity and debt securities.

The Oppenheimer Global Fund is an Oppenheimer mutual fund that invests mainly in foreign and domestic equities of companies considered to have growth potential. Income is not a consideration in selecting portfolio securities, and the fund's intention is to invest largely in foreign issues.

The Oppenheimer Quest Value Fund is an Oppenheimer mutual fund that seeks capital appreciation through investments in mainly equity securities of companies believed to be undervalued in the marketplace.

The Fidelity Advisor Growth Opportunities Fund is a Fidelity Advisor mutual fund that invests primarily in common stocks of domestic and foreign issuers and tends to buy "growth" stocks or "value" stocks, or a combination of both.

The Seligman Communications & Information Fund is a Seligman Group mutual fund that seeks capital growth through investment in common stocks of large, as well as small to mid-sized companies in the communications, information, or related industries.

The MFS Emerging Growth Fund is an MFS Investment Management mutual fund that invests in common stock and related securities such as preferred stock, convertible securities and depositary receipts of companies that are early in their life cycle but have the potential to become major enterprises, or are major enterprises whose earnings growth are expected to accelerate.

The Alliance Bond Corporate Bond is an Alliance Capital series fund that seeks income through holdings in investment-grade senior securities where the majority of assets are invested in fixed-income securities.

The Great Hall Money Market Fund is a Great Hall Investment mutual fund that invests in short-term securities consistent with the preservation of capital and the maintenance of liquidity. Investments are divided into 3 main funds: Prime Fund, Government Fund, and Tax-Free Fund, which include: commercial paper, corporate debt obligations, bank securities, certificates of deposit, U.S. Treasury bills, bonds, notes, and other high quality debt obligations that are tax-exempt from interest.

4. PAYMENT OF BENEFITS

Upon termination of service, a participant may generally elect to receive the value of his or her account in a lump-sum amount or they may leave their funds in the Plan. Benefits become payable to participants upon their termination of employment with the Employer or in the event of elective withdrawal as permitted by the Plan.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. Should the Plan terminate, or should contributions be discontinued, at some future time, the rights of each affected participant to the entire amount credited to his or her account on the date of such termination or discontinuance shall be non-forfeitable and fully vested. Payment of such amounts to each participant or beneficiary, upon the termination of the Plan or upon the complete discontinuance of contributions under the Plan, shall be made by the Plan administrator at such time and in such manner as the Plan administrator shall state, provided, however, that all participants and beneficiaries.

6. INVESTMENTS

The fair values of the investments of the Plan at December 31, 2001 and 2000 were as follows:

                                                        2001           2000
                                                    -----------    -----------

     Visionics Corporation common stock             $ 3,572,103 *      792,017 *
     Oppenheimer Main Street Growth & Income Fund       452,750 *      377,167 *
     Oppenheimer Global Fund                            491,919 *      381,956 *
     Oppenheimer Quest Opportunity Value Fund           197,233         57,252
     Fidelity Advisor Growth Opportunities Fund         354,325 *      302,536 *
     Seligman Communications & Information Fund         330,140 *      264,534 *
     MFS Emerging Growth Fund                           319,733 *      255,611 *
     Alliance Bond Fund                                 270,979        173,966 *
     Great Hall Money Market Fund                        40,069         37,904
     Loan Account                                       144,429        115,075
                                                    -----------    -----------
                                                    $ 6,173,680      2,758,018
                                                    ===========    ===========

     * Represents 5% or more of the fair value of net assets available for benefits.


7. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

During the years ended December 31, 2001 and 2000, the Plan's investments (including investments bought, sold, as well as held during the period) appreciated (depreciated) in value by $3,370,624 and $(375,232) respectively, as follows:

                                                        2001           2000
                                                    -----------    -----------

Visionics Corporation common stock                  $ 3,569,138    $   (41,152)
Mutual funds                                           (198,514)      (334,080)
                                                    -----------    -----------
                                                    $ 3,370,624       (375,232)
                                                    ===========    ===========


8. LOANS TO PARTICIPANTS

The Plan has a loan feature available to all Plan participants. All loans will be treated as directed investments. Loans are made from the participant's account, reducing the investment balance and creating a receivable in the Loan Account. Loans are secured by the participant's vested account balance. Loans to terminated participants and loans in default are treated as distributions to the participant. Loans are generally repaid through payroll deduction including principal and interest. The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant's investment account as repayments are received.

Participants may obtain loans based on the vested value of their accounts. New loans cannot exceed 50% of the participant's account value or a maximum of $50,000 in accordance with the Department of Labor's regulations on loans to participants. Loans bear a rate of interest equal to the prime rate and are repaid over a period not to exceed five years unless used to purchase the participant's primary residence, in which case the loan must be repaid over a reasonable period.

9. PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in the Plan's assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies. RBC Dain Rauscher Investment Services is a party-in-interest as a result of the brokerage service it provides. Tax Sheltered Compensation, Inc. is a party-in-interest as a result of their receiving plan assets and making benefit payments as administrative agent. Visionics Corporation is a party-in-interest as a result of investing in their common stock. However, such transactions are exempt under Section 408(b)(8) and are not prohibited by ERISA.

10. SUBSEQENT EVENT

On February 22, 2002, Visionics Corporation entered into an agreement to be acquired by Identix Incorporated. The transaction has been approved by the applicable regulatory agencies, including the Securities and Exchange Commission. Subject to final approval by the stockholders of each company, the transaction is expected to close on or before June 30, 2002.

                                                                        Schedule

                      Visionics Corporation Retirement Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001


                                                                       Fair
                       Description                                 Market Value
--------------------------------------------------------------    --------------

Visionics Corporation Common Stock(1)                               $ 3,572,103
Oppenheimer Main Street Growth & Income Fund                            452,750
Oppenheimer Global Fund                                                 491,919
Oppenheimer Quest Opportunity Value Fund                                197,233
Fidelity Advisor Growth Opportunities Fund                              354,325
Seligman Communications & Information Fund                              330,140
MFS Emerging Growth Fund                                                319,733
Alliance Bond Fund                                                      270,979
Great Hall Money Market Fund                                             40,069
Participant Loans(1)
     Interest rates of 5.75% to 10.50%                                  144,429
                                                                  -------------
                                                                    $ 6,173,680
                                                                  =============

(1) Party-in-interest to the Plan.



See accompanying Independent Auditors' Report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Visionics Corporation Retirement Plan

Date:    June 20, 2002
         Minneapolis, Minnesota
                                        By: /s/ Robert F. Gallagher
                                        ---------------------------
                                        Robert F. Gallagher
                                        Chief Financial Officer
                                        Visionics Corporation

                          Independent Auditors' Consent

The Board of Directors
Visionics Corporation:

We consent to incorporation by reference in the registration statement (No. 33-63984) on Form S-8 of Visionics Corporation of our report dated May 3, 2002 relating to the statements of net assets available for plan benefits of Visionics Corporation Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2001 Form 11-K of Visionics Corporation.



                                                        /s/ KPMG LLP

Minneapolis, Minnesota
June 20, 2002